Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), November 28, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on June 30, 2022, as the initial tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
21/11/2022	2,335	208.7396	487,406.97	4,864	214.6046	1,043,836.77	1,018,774.91	7,199	209.2210	1,506,181.88
22/11/2022	2,340	208.2414	487,284.88	3,827	216.4469	828,342.29	806,251.01	6,167	209.7512	1,293,535.89
23/11/2022	2,330	209.2521	487,557.39	9,100	217.5550	1,979,750.50	1,917,433.90	11,430	210.4104	2,404,991.29
24/11/2022	2,315	210.5038	487,316.30	—	—	—	—	2,315	210.5038	487,316.30
25/11/2022	2,315	210.7490	487,883.94	—	—	—	—	2,315	210.7490	487,883.94
Total	11,635	209.4929	2,437,449.48	17,791	216.5100	3,851,929.56	3,742,459.82	29,426	210.0153	6,179,909.29

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such First Tranche till November 25, 2022, the total invested consideration has been:
•Euro 118,537,528.12 for No. 611,902 common shares purchased on the EXM
•USD 27,667,433.56 (Euro 27,716,900.49*) for No. 140,507 common shares purchased on the NYSE.

As of November 25, 2022, the Company held in treasury No. 11,817,519 common shares equal to 4.60% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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